SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 13, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	8609A	July 25, 2007

07025745

SUPPL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/25/07 10:36 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:8609A
Elementis PLC
25 July 2007

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

23 July 2007

6. Date on which issuer notified:

24 June 2007

7. Threshold(s) that is/are crossed or reached:

7% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002418548	31,422,464	31,422,464

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0002418548	30,969,578		0	30,969,578	0	6.94%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,969,578	6.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

END
HOLILFFEDAIEFID

END